EXHIBIT 99.1

2021 Annual General Meeting

Golar LNG Limited advises that its 2021 Annual General Meeting will be held on August 10, 2021.  The record date for voting at the Annual General Meeting is set to June 16, 2021.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited
Hamilton, Bermuda
June 8, 2021